[Letterhead of Gibson, Dunn & Crutcher LLP]

blane@gibsondunn.com

August 25, 2005

(202) 887-3646	C 39267-00028

(202) 530-9589

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Horace Mann Educators Corporation

Form 10-K for the fiscal year ended December 31, 2004

Forms 10-Q for quarters ended March 31 and June 30, 2005

File No. 001-10890

Dear Mr. Rosenberg:

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to the comments in your August 12, 2005 letter. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.

ACCOUNTING COMMENTS

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 1 – Business

Selected Historical Consolidated Financial Data, page 3 and Exhibit 12

1.	Please include the interest paid to policyholders as fixed charges in your calculation of the ratio of earnings to fixed charges and revise your exhibit and disclosures throughout the filing. Please refer to the Item 503(d) of Regulation S-K.

United States Securities and Exchange Commission

August 25, 2005

Response:

We note that the language in Item 503(d) of Regulation S-K is unclear as to the requirement of including interest paid to policyholders as fixed charges in the calculation of the ratio of earnings to fixed charges. However, being made aware of the Staff’s position, in the Company’s next Annual Report on Form 10-K, the Company will revise the exhibit and provide disclosure that includes interest paid to policyholders as fixed charges in the calculation of the Company’s ratio of earnings to fixed charges.

Selected Historical Financial Information For Property and Casualty Segment, page 7

2.	We note that you have included “Combined loss and expense ratio before catastrophe loss” in your tabular disclosures herein, and that on page 8 you present claims and claim expense incurred and payments excluding catastrophes. Similar disclosures are also made in the tables on page F-14 in your MD&A and in the narrative disclosures of your MD&A. Further in the table on page F-19 in your MD&A you present net income of your Property and Casualty segment before catastrophe costs. We believe that all of these measures are considered non-GAAP measures that must comply with Item 10(e) of Regulation S-K. We note that excluding catastrophes, which are recurring, to determine these measures has the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that amounts excluded have the following attributes:

•	There is a past pattern of these items occurring in each reporting period;

•	The financial impact of this item will not disappear or become immaterial in the future; and

•	There is no unusual reason that the company can substantiate to identify the special nature of this item especially in view of the nature of the company’s business.

These attributes raise significant questions about management’s assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10(e) of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003, specifically questions 8 and 20. As it appears that you have not

United States Securities and Exchange Commission

August 25, 2005

adequately disclosed the usefulness or the appropriateness of these measures as required by Item 10 of Regulation S-K, please remove all references to them in your filing. Although we object under your current disclosure of presenting measures that exclude catastrophe loss, we encourage you to disclose the amount of catastrophe losses and provide narrative disclosure about catastrophe losses in a context that improves the transparency of your disclosure to explain the reasons for fluctuations of line items from period to period.

Response:

We are aware of the Staff’s close scrutiny of non-GAAP measures, especially those that omit recurring items. We respectfully submit that the impact of catastrophes is something of special interest to shareholders of a property & casualty insurance company. It is a topic that is often raised by the investment community after any catastrophe. This was especially true in 2004 when the losses resulting from four hurricanes in Florida were very severe and occurred within a six-week period. In light of the recurring but unpredictable volatility of catastrophe losses, the Company has supplementally included these non-GAAP measures to provide the investment community with meaningful additional disclosure to understand the underlying operating results. The Company’s management believes that the presentation of GAAP results in conjunction with total losses, catastrophes and amounts without catastrophes was a balanced presentation giving appropriate consideration to total losses and only using the later with and without catastrophe amounts to highlight one of the most significant contributors to volatility.

Nevertheless, the Company is prepared to exclude such supplemental disclosure in its future periodic reports, opting instead to disclose the amount of catastrophe losses and provide narrative disclosure about catastrophe losses as appropriate given their impact on the Company’s operations and financial statements as suggested by the Staff without creating a non-GAAP measure. The Company may continue to use these supplemental measures in future earnings releases and will undertake to be mindful of the guidance in FAQ #8 for additional disclosure in such circumstances.

Management’s discussion and analysis of financial condition and results of operations, page F-2

Critical Accounting Policies – Liabilities for Property and Casualty Claims and Claim Settlement Expenses, page F-4

3.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood

United States Securities and Exchange Commission

August 25, 2005

that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Disclosure and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business (private passenger automobile and homeowners).

•	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

•	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

Response:

In future filings, the Company will disclose the reserves accrued as of the latest balance sheet date presented. The Company does not estimate a range around its loss reserves, but does consider point estimates derived by using multiple methodologies. In future filings, the

United States Securities and Exchange Commission

August 25, 2005

Company will disclose in narrative and/or tabular form, as appropriate, the following information:

•	The various methodologies considered and the methodology or methodologies selected or given prominent consideration to estimate the reserves. When multiple estimates are generated, information concerning such estimates and a discussion of the rationale for the point estimate selected.

•	How management determined the most appropriate point estimate and why the other estimates were not chosen. Whether the Company actually records to the point estimate or if not, how that estimate is used.

•	Narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarial method and/or assumptions used) would have on reported results, financial position and liquidity.

In addition, in future filings, the Company will disclose in tabular form the amount of IBNR reserves separately from case reserves for the Company’s primary lines of business.

Contractual Obligations, page F-23

4.	We note that the Company did not include “policy liabilities” and “variable annuity liabilities” shown on the balance sheet and lease obligations to be paid in the contractual obligation table. It would appear that these liabilities/obligations, with the exception of unearned premiums, represent future legal obligations of the Company. Due to their significant nature to your business, we believe that their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your policy and annuity liabilities and the expected payments on operating leases.

Response:

In the Company’s next Annual Report on Form 10-K, the Company will revise the contractual obligation table to include the expected settlement of policy liabilities that are obligations of its general accounts as well as the expected payments on operating leases. As set forth in the response to comment #5 below, the Company’s variable annuity liabilities are separate account liabilities. Separate account payments would not be reflected due to the matched nature of these obligations and the fact that the contract owners maintain the investment risk of such deposits. In the Company’s next Annual Report on Form 10-K, the Company will revise the contractual obligation table to include disclosure to clarify this point.

United States Securities and Exchange Commission

August 25, 2005

Consolidated Financial Statements

Consolidated Balance Sheets, page F-32

5.	Please tell us why you have separately classified “Variable Annuity Assets” outside of “investments” and why you do not identify the nature of the investments on the face of the balance sheet in one of the categories listed in Rule 7-03(a)1 of Regulation S-X consistent with your other investments. Also tell us why you don’t classify your “Variable Annuity Liabilities” under “policy liabilities” on the face of the balance sheet. Further, with respect to your disclosure in Note 1 — Variable Annuity Assets and Liabilities, please tell us what the various “Horace Mann” funds represent in 2003.

Response:

The Company’s financial statement line item entitled “Variable Annuity Assets” consists of assets held in separate accounts relating to variable annuity (or separate account) liabilities. Accordingly, in accordance with Rule 7-03(a)11 of Regulation S-X, the Company has presented these assets separately from investments. In future filings, the Company will clarify this in the financial statement line caption.

Similarly, the Company’s financial statement line item entitled “Variable Annuity Liabilities” consists of separate account obligations. As a result, in accordance with Rule 7-03(a)18 of Regulation S-X, the Company has presented these obligations separately from its policy liabilities. In future filings, the Company will clarify this in the financial statement line caption.

Prior to 2004, the “Horace Mann” funds represented variable annuity funds within the separate account invested in proprietary mutual funds, which were sponsored by the Company. This disclosure in Note 1 — Variable Annuity Assets and Liabilities was historically provided because the Horace Mann mutual funds had related party characteristics. In 2004, the Company ceased sponsorship of these mutual funds and therefore they were no longer affiliated with the Company.

Note 1 Deferred Policy Acquisition Cost, page F-38

6.	Please tell us how your use of “gross margin” for interest sensitive life contracts and investment contracts complies with “gross profit” as used in paragraph 23 of FAS 97. Further, tell us whether you base your amortization on the “present value” of gross profit as required by paragraph 22. Clarify your disclosure, as appropriate.

United States Securities and Exchange Commission

August 25, 2005

Response:

The use of “gross margin” for interest sensitive life contracts and investment contracts is used synonymously with “gross profit” as contained in paragraph 23 of FAS 97. The Company will use the term “gross profit” in future filings. The Company does base its amortization on the present value of estimated gross profits as required by paragraph 22 of FAS 97 and will add this clarification in future filings.

7.	Please tell us how your method of amortizing deferred acquisition costs for investment contracts complies with paragraph 10.33 of AICPA Audit and Accounting Guide for Life and Health Insurance Entities.

Response:

Paragraph 10.33 of AICPA Audit and Accounting Guide for Life and Health Insurance Entities (the “Life and Health Audit Guide”) relates to alternative bases for DAC amortization if significant negative gross profits are expected in any period. Due to the fact that negative gross profits are not expected in any period, the Company does not utilize alternative DAC amortization bases and the guidance in paragraph 10.33 of the Life and Health Audit Guide is not applicable.

8.	Please tell us whether or not the “valuation of annuity and life deferred acquisition costs” discussed on F-18 under “Amortization of Policy Acquisition Expenses and Intangible Assets” represent the “adjustments” you describe in the last sentence of the first paragraph herein.

Response:

The Company confirms that the “valuation of annuity and life deferred acquisition costs” discussed on F-18 under “Amortization of Policy Acquisition Expenses and Intangible Assets” does represent the “adjustments” the Company describes in the last sentence of the first paragraph therein. In future filings, the Company will revise its disclosure to clarify this point.

Note 6 Shareholder’s Equity and Stock Options, page F-56

9.	Please tell us what authoritative literature you used to account for the fees related to the equity put option as reduction of additional paid-in capital as it appears these amounts could represent expenses incurred for the cost of this transaction. In so doing, please cite the specific accounting literature (by pronouncement and paragraph) and the specific terms of the agreement that support your accounting treatment. Further, provide us your accounting treatment of the “reinsurance” part of the agreement as you state that you entered into an “equity put and reinsurance agreement and how your accounting complies with FAS 113. In

United States Securities and Exchange Commission

August 25, 2005

addition please add to the MD&A a more robust discussion to address the historical impact and expected impact of this agreement on the company’s operations, financial position and liquidity including the effect of the conditions that need to be met by the company before the put option can be exercised.

Response:

We refer to responses #29 and 34 in the Company’s letter to the Commission, dated September 17, 2002, in response to the Commission’s comment letter, dated September 9, 2002. The responses, which are provided below, set forth the Company’s accounting treatment, and the authoritative literature supporting such accounting treatment, for the Company’s equity put option.

29.	Please tell us supplementally and disclose your accounting for the $100,000 equity put. Please reference the applicable accounting literature to support your accounting.

Response:

The $100 million equity put and reinsurance agreement as referenced in Note 5 of the 2001 Form 10-K relates to the Catastrophe Equity Securities Issuance Option and Reinsurance Option Agreement, effective March 1, 1997 through January 1, 2002. Under this agreement, in the event of a qualifying catastrophic insurance loss to the Company, the Company had the option to require the option writer to purchase shares of preferred stock. In addition, upon the exercise by the Company of the Securities Issuance Option, the Company would have been granted the option to require the option writer to participate in a quota share reinsurance treaty. During the term of this agreement, the Company did not experience a qualifying catastrophic insurance loss, and the equity put option under this contract was never exercised. Consequently, the only accounting pertained to the annual option fee.

The annual option fee was the consideration for this agreement. As disclosed in the Notes to Financial Statements (Note 5), the option fee has been recorded as a reduction to additional paid-in capital in accordance with Emerging Issues Task Force Issue No. 96-13, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” as subsequently codified in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” In accordance with the referenced EITF Issues, contracts that require settlement in shares are equity instruments and should be initially measured at fair value and classified as permanent equity; subsequent changes in fair value should not be recognized.

34.	Please tell us and disclose your accounting for the $75,000 replacement equity put. Please reference the applicable accounting literature to support your accounting.

Response:

Because the equity put option under this contract has not yet been exercised, the only accounting pertained to the annual fee. As disclosed in the Notes to Financial Statements (Note 5), fees related to the equity put option were charged directly to additional paid-in capital.

As per EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” because the contract can be settled either through the delivery of shares (preferred share put option) or through a reinsurance agreement option at the Issuer’s choice, this contract gives the Issuer a choice of net-cash settlement. Due to the fact that the Issuer meets the conditions of EITF Issue No. 00-19, the contract should be initially measured at fair value and reported in permanent equity.

The option premium represents the fair value of the contract. As such, this amount is recorded as a deduction from equity. This is analogous to treatment under accounting principles generally accepted in the United States of America of the costs associated with issuance of common shares. Subsequent changes in fair value should not be recognized as long as the contract remains classified as equity. If the contract is ultimately settled in a manner that requires that the Issuer deliver cash, the amount of cash paid or received should be reported as a reduction of, or an addition to, contributed capital.

The reinsurance option contained in the agreement relating to the equity put option was not effective until so elected by the Company following a triggering event. We also note for the Staff that the related equity put option and reinsurance option agreement expired on May 7, 2005 and has not been renewed.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

As indicated in the responses above, the Company respectfully proposes to make the specified revisions and additional disclosures prospectively in future filings. Please direct any further comments you may have to me. If you have any questions do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

BJL/sh

cc:	Louis G. Lower II

Peter H. Heckman

Ann M. Caparrós

Bret A. Conklin

Dwayne D. Hallman